May 1, 2009

Filed as Correspondence

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance/Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Submitted via EDGAR

RE:	Snap-on Incorporated
Response letter addressing Form 10-K for the fiscal year ended
January 3, 2009, filed February 18, 2009
Commission File No. 1-7724

Dear Mr. Hartz:

Set forth in this letter are the responses of Snap-on Incorporated (“Snap-on” or “the company”) to the Staff’s comments dated March 26, 2009, regarding the Company’s Form 10-K for the fiscal year ended January 3, 2009, and the 2009 annual meeting proxy statement.  In prior communications with Ms. Armelin, we stated that we would submit our response by no later than May 1, 2009. All responses are cross-referenced to the numbered comments in your letter in the order presented.  In addition, we have included the text of the comments in your letter.

In responding to your letter, we use the terms “we,” “our,” “Snap-on,” or “the company” to refer to Snap-on Incorporated and its Organization and Executive Compensation Committee generally, not specifically to any individuals in particular.  In addition, it appears that the comments in the Staff’s comment letter are generally prospective in nature.  Therefore, we are focusing our response on how we intend to respond to these matters in future filings.  We of course understand that particular circumstances may differ next year as compared to the disclosures that related to the 2009 annual meeting, and we will address the comments accordingly.

On behalf of Snap-on Incorporated, and as requested in your letter, we acknowledge that:

•                  Snap-on is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

2801 80th Street, Kenosha Wisconsin 53141	Writer’s Direct Line: 262/656-4804
Secretary’s Line: 262/656-6462
Fax Line: 262/656-5221

•                  Snap-on may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended January 3, 2009

Comment 1:  Liquidity and Capital Resources, page 38

Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within each of your debt agreements.  In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Response:

The company confirms that it will continue to include, in all future filings, a specific and comprehensive discussion of the terms of the significant covenants within each of its debt agreements and credit facilities.

As disclosed in Snap-on’s Form 10-K for the year ended January 3, 2009, the company’s only significant covenant as of the reporting date related to its $500 million multi-currency revolving credit facility, of which no amounts were outstanding. As of January 3, 2009, Snap-on did not have any significant financial covenants related to the $515.4 million of outstanding debt or the $20 million of unused available debt capacity under committed bank lines of credit.

The $500 million revolving credit facility’s financial covenant requires that Snap-on maintain, as of each fiscal quarter end, either (i) a ratio of total debt to the sum of total debt plus shareholders’ equity of not greater than 0.60 to 1.00; or (ii) a ratio of total debt to the sum of net income plus interest expense, income taxes, depreciation, amortization and other non-cash or extraordinary charges for the preceding four fiscal quarters then ended of not greater than 3.50 to 1.00.  In its Form 10-K for the year ended January 3, 2009, Snap-on disclosed that the company’s ratio of total debt to the sum of total debt plus shareholders’ equity was 0.30 as of the reporting date, which was in compliance with the covenant of the revolving credit facility.  Even though the covenant only requires that one of the two criteria be achieved, Snap-on will provide, in all future filings, both of the actual ratios versus the permitted ratios as set forth in the financial covenant related to its $500 million multi-currency revolving credit facility.

In addition to the one significant financial covenant noted above, the company’s debt agreements and credit facilities also contain certain usual and customary borrowing, and affirmative, negative and maintenance covenants. As of January 3, 2009, Snap-on was in compliance with all covenants of its debt agreements and credit facilities.

Comment 2:  Critical Accounting Policies and Estimates, page 42; Impairment of Goodwill and Other Indefinite-lived Intangible Assets, page 43

We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please disclose the following in future filings:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•                  Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•                  How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•                  How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please tell us your intentions with regard to this matter.

Response:

The company confirms that it will update its Critical Accounting Policies and Estimates in its first quarter 2009 Form 10-Q to address the Staff’s recommended disclosures regarding management’s accounting for goodwill.

The following are the company’s responses to the Staff’s comments:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination.

In accordance with paragraph 30 of SFAS No. 142, “Goodwill and Other Intangible Assets,” the company has determined that its reporting units for testing goodwill impairment are its operating segments or components of an operating segment that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results.  Management made this determination in a manner consistent with how the company’s operating segments are managed.  Based on this analysis, the company has identified 12 reporting units that are aggregated within its four reportable business segments.

•                  Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

Snap-on evaluates the recoverability of goodwill by utilizing an income approach that estimates the fair value of the future discounted cash flows of the reporting units to which the goodwill relates; this is the only valuation methodology used by the company.  Future projections, which are based on both past performance and the projections and assumptions used in the company’s current and long range operating plans, are subject to change as a result of changing economic and competitive conditions.  Significant estimates used by management in the discounted cash flows methodology include estimates of future cash flows based on expected growth rates, price increases, capital expenditures, working capital levels, the benefits of recent acquisitions and expected synergies, and Snap-on’s weighted average cost of capital adjusted, if necessary, to reflect the specific risk profile of the reporting unit being tested.  The company’s methodologies for valuing goodwill are applied consistently on a year-over-year basis and the assumptions used in performing the 2008 impairment calculations were evaluated in light of then current market and business conditions.  Snap-on continues to believe that the discounted cash flow valuation model provides the most reasonable and meaningful fair value estimate based upon the reporting units’ projections of future operating results and cash flows and replicates how market participants would value the company’s reporting units in an orderly transaction.

In the event the fair value of a reporting unit is less than the carrying value, including goodwill, the company would perform an additional assessment that compares the implied fair value of goodwill with the carrying amount of goodwill.  The determination of implied fair value of goodwill would require management to compare the estimated fair value of the reporting unit to the estimated fair value of the assets and liabilities of the reporting unit; if necessary, the company may consult with valuation specialists to assist with the assessment of the estimated fair value of the assets and liabilities of the reporting unit.  If the implied fair value of the goodwill is less than the carrying value, an impairment loss would be recorded.  Snap-on did not recognize any impairment write-downs in its 2008, 2007 or 2006 fiscal years.

•                  How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

As noted above, the company presently only uses one goodwill valuation methodology.

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Inherent in fair value determinations are significant judgments and estimates, including material assumptions about future revenue, profitability and cash flows, the company’s operational plans and its interpretation of current economic indicators.  Should the operations of the businesses with which goodwill or other indefinite-lived intangible assets are associated incur significant declines in profitability and cash flow in future years due to significant adverse changes in business climate, adverse actions by regulators, unanticipated competition, loss of key customers, and/or changes in technology or markets, some or all of the recorded goodwill or other indefinite-lived intangible assets could be subject to impairment and could result in a material adverse effect on Snap-on’s financial position or results of operations.

Snap-on completed its annual impairment testing of goodwill and other indefinite-lived intangible assets in the second quarter of 2008, the results of which did not result in any impairment write-downs.  Although the company consistently uses the same methods in developing the assumptions and estimates underlying the fair value calculations, such estimates are uncertain by nature and can vary from actual results. In performing its annual impairment testing the company performed a sensitivity analysis on the material assumptions used in the discounted cash flow valuation models for each of its 12 reporting units.  Based on the company’s second quarter 2008 impairment testing and assuming a hypothetical 10% decrease in the estimated fair values of each of its 12 reporting units, the hypothetical fair values of all of the company’s 12 reporting units would have been greater than their carrying values.

•                  How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

The company has expanded its Critical Accounting Policies and Estimates disclosure related to Impairment of Goodwill and Other Indefinite-lived Intangible Assets to state that its methodologies for valuing goodwill are applied consistently on a year-over-year basis and that the assumptions used in performing the 2008 impairment calculations were evaluated in light of then current market and business conditions and did not change significantly from the prior year.

The full context of the company’s updated Critical Accounting Policies and Estimates disclosure for Impairment of Goodwill and Other Indefinite-lived Intangible Assets, as included in the Company’s first quarter 2009 Form 10-Q, is as follows:

Impairment of Goodwill and Other Indefinite-lived Intangible Assets: Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.  Annual impairment tests are performed by the company in the second quarter of each fiscal year.

Snap-on evaluates the recoverability of goodwill by estimating the future discounted cash flows of the businesses to which the goodwill relates.  Estimated cash flows and related goodwill are grouped at the reporting unit level.  In accordance with paragraph 30 of SFAS No. 142, “Goodwill and Other Intangible Assets,” the company has determined that its reporting units for testing goodwill impairment are its operating segments or components of an operating segment that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results.  Management made this determination in a manner consistent with how the company’s operating segments are managed.  Based on this analysis, the company has identified 12 reporting units within its four reportable business segments.

Snap-on evaluates the recoverability of goodwill by utilizing an income approach that estimates the fair value of the future discounted cash flows of the reporting units to which the goodwill relates.  The future projections, which are based on both past performance and the projections and assumptions used in the company’s current and long range operating plans, are subject to change as a result of changing economic and competitive conditions.  Significant estimates used by management in the discounted cash flows methodology include estimates of future cash flows based on expected growth rates, price increases, capital expenditures, working capital levels, the benefits of recent acquisitions and expected synergies, and Snap-on’s weighted average cost of capital adjusted, if necessary, to reflect the specific risk profile of the reporting unit being tested. The company’s methodologies for valuing goodwill are applied consistently on a year-over-year basis; the assumptions used in performing the second quarter 2008 impairment calculations were evaluated in light of then current market and business conditions and did not change significantly from the prior year.  Snap-on continues to believe that the discounted cash flow valuation model provides the most reasonable and meaningful fair value estimate based upon the reporting units’ projections of future operating results and cash flows and replicates how market participants would value the company’s reporting units in an orderly transaction.

In the event the fair value of a reporting unit is less than the carrying value, including goodwill, the company would then perform an additional assessment that would compare the implied fair value of goodwill with the carrying amount of goodwill.  The determination of implied fair value of goodwill would require management to compare the estimated fair value of the reporting unit to the estimated fair value of the assets and liabilities of the reporting unit; if necessary, the company may consult with valuation specialists to assist with the assessment of the estimated fair value of the assets and liabilities of the reporting unit.  If the implied fair value of the goodwill is less than the carrying value, an impairment loss would be recorded.  Snap-on did not recognize any impairment write-downs in its 2008, 2007 or 2006 fiscal years.

Inherent in fair value determinations are significant judgments and estimates, including material assumptions about future revenue, profitability and cash flows, the company’s operational plans and its interpretation of current economic indicators.  Should the operations of the businesses with which goodwill or other indefinite-lived intangible assets are associated incur significant declines in profitability and cash flow due to significant adverse changes in business climate, adverse actions by regulators, unanticipated competition, loss of key customers, and/or changes in technology or markets, some or all of the recorded goodwill or other indefinite-lived intangible assets could be subject to impairment and could result in a material adverse effect on Snap-on’s financial position or results of operations.

Snap-on completed its annual impairment testing of goodwill and other indefinite-lived intangible assets in the second quarter of 2008, the results of which did not result in any impairment write-downs.  Although the company consistently uses the same methods in developing the assumptions and estimates underlying the fair value calculations, such estimates are uncertain by nature and can vary from actual results. In performing its annual impairment testing the company performed a sensitivity analysis on the material assumptions used in the discounted cash flow valuation models for each of its 12 reporting units.  Based on the company’s second quarter 2008 impairment testing and assuming a hypothetical 10% decrease in the estimated fair values of each of its 12 reporting units, the hypothetical fair values of all of the company’s 12 reporting units would have been greater than their carrying values.  See Note 5 to the Condensed Consolidated Financial Statements for further information about goodwill and other intangible assets.

Definitive Proxy Statement filed March 10, 2009

Comment 3:  Stock Ownership Guidelines for Directors, page 14

We note that your directors have five years to meet your stock ownership guidelines. In future filings, please disclose the then current status of your directors’ compliance with your stock ownership guidelines. In addition, please provide similar disclosure for the stock ownership guidelines applicable to your named executive officers, as discussed on page 29.

Response:

In future filings, the company will provide updates as to whether the Board of Directors and our team of named executive officers are making appropriate progress with respect to Snap-on’s stock ownership guidelines.  In considering how future disclosures are made, the company will also be mindful of the ways in which other companies make (or do not make) such disclosures, as we have not generally seen detailed discussions of individuals’ progress on stock ownership guidelines.

Comment 4:  Security Ownership of Management and Certain Beneficial Owners, page 17; Security Ownership of Certain Beneficial Owners, page 18

In future filings, please furnish the information required by Item 403(a) of Regulation S-K in substantially the tabular form indicated in Item 403(a).

Response:

The company confirms that it will continue to include in all future filings the information required by Item 403(a) of Regulation S-K, but will do so in substantially the tabular form indicated in Item 403(a).

Comment 5:  Executive Compensation, page 19; Compensation Discussion and Analysis, page 19; Objective and Philosophy, page 19

We note your statement that “[y]our targeted total direct compensation levels (base salary plus target annual and long-term incentives) are designed to generally fall within the 50th and 65th percentiles of the market if target levels of the performance measures are achieved. Please tell us, and in future filings please disclose, where with respect to this range your actual overall total direct compensation levels fell. In addition, please provide similar disclosure for your base salary, annual incentives and long-term incentive compensation disclosure. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

Please see the company’s answer below to Comment 6.  As noted, the company does not aim for a mathematical calculation of compensation in comparison to others; rather, as disclosed, it uses comparisons within a range as a starting point for its consideration of appropriate compensation.

Beginning on the bottom of page 22 is a discussion of where the company’s executives’ base salaries fell within targeted compensation levels and, if outside the range, an explanation was provided.  On page 23, where the executives’ targeted annual incentive percentages are disclosed, it was discussed when an executive fell below or above targeted compensation levels and, where appropriate, an explanation was provided.  If the executive’s targeted annual compensation was within the 50th to 65th percentile of market, the company assumed that was implied and did not so state but will do so in the future.  As stated on page 28, long-term incentive compensation is paid based on long-term performance and can vary significantly from target due to the multi-year performance period and the market price of Snap-on common stock.  In the 2009 proxy statement, the company had not specifically noted where long-term grants fell within the 50th to 65th percentile of market; grants made in 2008 were all within that range except for Mr. Kassouf, whose grant was above that level as a consequence of changes in his responsibilities.  The company confirms that it will include, in all future filings, a discussion of where the executives’ targeted long-term incentive compensation falls in relation to the company’s goals.

Since the Committee’s focus as to comparisons to market has been in determining compensation on an element by element basis, the company believed its disclosures relating to those elements on that basis adequately explained the decision making process.  However, as requested, for 2008, total direct compensation was within the 50th to 65th percentile of market for Mr. Ward and was above that range for Messrs. Ellen and Kassouf and Ms. Moreno, for the reasons discussed in the particular relevant elements in the proxy statement or herein.  As noted in the proxy statement, comparisons for Mr. Pinchuk as CEO are not relevant due to his promotion; appropriate disclosures will be presented next year.

The company will continue to disclose, in all future filings, where its executives fall in relation to the company’s targeted compensation levels for base salaries and targeted annual incentives.  The company also will disclose, in all future filings, where its executives fall in relation to targeted long-term incentives.  Additionally, the company will also begin disclosing, in all future filings, where overall total target direct compensation levels fall as compared to the range.

Comment 6:  Compensation Committee Practices, page 20

We note your statement that “[the committee] does not benchmark this data in order to mathematically calculate compensation.” In view of your disclosures about how you target a particular range of market data for your total direct compensation levels, please tell us why you believe you do not engage in benchmarking. In this regard, you may wish to refer to Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Response:

The company, as noted in its disclosures, does not aim for a mathematical calculation of compensation in comparison with others.  While the company reviews peer group and comparative information, as well as engages in statistical analyses, its goal is not to achieve any numerical or statistical equivalency, comparability or formula.  Although the word “benchmark” is susceptible to various interpretations, the company tried to clarify that it does not utilize a formulaic approach, but instead considers how its compensation levels compare to others.  The company’s decisions are not “benchmarked” in the sense that it mathematically derives compensation levels from peer group information.  Snap-on believes that its disclosure that “[the committee] does not benchmark this data in order to mathematically calculate compensation” [emphasis added] sufficiently explained how the company used the term and the degree to which it did, or did not, “benchmark.”  In view of the Staff’s comment, however, the company will employ a different verbal formulation in future filings to further clarify the disclosure.

Comment 7:  Total Direct Compensation — Cash and Incentive, page 22; Annual Incentives, page 23

Please tell us, and in future filings please clarify, whether a named executive officer must achieve at least the threshold level of performance for each of the company financial target, the business unit financial target and the personal strategic business goals, as applicable, in order to receive any incentive compensation award. For example, assuming no operating expense reduction, would it have been possible for Mr. Ward to receive 40% of his target bonus (approximately $115,578) if he achieved the target level for his business unit financial target but did not achieve his personal strategic business goals and at least the threshold level of performance for his company financial target?

Response:

As noted on page 24 of the proxy statement, Snap-on’s annual incentive plan consists of three components — company financial performance, business unit financial performance and personal strategic business goals.  Though to some extent interrelated, the three components are evaluated independently.  For example, an executive officer could receive a payout based on business unit financial performance, but not on company financial performance due to the company missing the threshold level of performance on one of its metrics.  It is also possible for an executive officer to receive a payout based on that officer achieving his or her personal strategic business goals, even if the company and the individual’s business unit did not meet their respective goals.  In the Staff’s example, Mr. Ward would be eligible for a bonus based on business unit financial performance, even if he did not achieve his personal strategic business goals and the company did not achieve the threshold level of performance on its metrics.

The separate discussion of each of these three components in the Compensation Discussion and Analysis section of the 2009 proxy statement was intended to reflect that approach.  While the company believes that its disclosures regarding the plan were understandable, the company will include additional language, in all future filings, to provide further clarity about the plan’s operation.

Comment 8:  Total Direct Compensation — Cash and Incentive, page 22; Annual Incentives, page 23

Please tell us the amount of each business unit financial target, and please tell us why you did not quantify these targets in the proxy statement. Please note that we may have additional comments based on your response.

Response:

In the company’s responses dated November 29, 2007, and January 7, 2008, to the Staff’s comment letters related to Snap-on’s 2007 proxy statement, the company stated its belief that the disclosure of business unit operating income and working investment targets would cause the company competitive harm.  Snap-on continues to believe that disclosure of these targets would cause the company competitive harm and, as previously agreed, the company has provided qualitative information regarding the type of targets used, as well as a discussion of the difficulty in achieving the targets, on page 26 of the proxy statement.

Comment 9:  Total Direct Compensation — Cash and Incentive, page 22; Annual Incentives, page 23

Please tell us more about the strategic business goals for each named executive officer, as the bulleted list of items for each officer provides only limited information. In doing so, please address whether any of these targets are quantifiable and, if so, please quantify the target and provide the officer’s actual performance with respect to meeting the target. In addition, please clarify whether it was necessary for an officer to achieve each goal in order to receive any payment.

Response:

In the company’s response, dated November 29, 2007, to the Staff’s comment letter related to Snap-on’s 2007 proxy statement, the company stated that it would provide qualitative descriptive information as to each named executive officer’s individual goals and a brief assessment on each individual’s achievement of such goals.  See pages 26-28 of the 2009 proxy statement for disclosure of this information.  It is not necessary for Snap-on’s executive officers to achieve each one of their respective goals in order to receive a payout based on personal strategic business goals.  To the extent that any of the goals are quantifiable and can be disclosed without causing competitive harm, Snap-on confirms that it will provide such disclosures in all future filings.

Comment 10:  Long-Term Incentive Compensation, page 28; Stock Options and SARS, page 29

We note your statements that “[t]he Committee determined the amounts awarded to each executive officer based on their contributions and individual performance,” and that “the number of options granted to executive officers was between the target and the maximum of the guidelines.” Please tell us, and in future filings please clarify, how the compensation committee determined the amount of the option award for each named executive officer. In doing so, please explain what contributions and performances the committee considered and identify the applicable guidelines used by the committee.

Response:

Beginning on the bottom of page 28 is a list of the factors the Committee considered when determining the amount of long-term incentive awards to grant to the company’s executive officers — each executive officer’s level of responsibility; each executive officer’s contributions to Snap-on’s financial results; retention considerations; and the practices of companies in the market.  Snap-on believes that this language provides an accurate summary of the Committee’s decision-making process; since the process is inherently not formulaic, ultimately the process involved the Committee’s, and each of its members,’ judgment as to how each of the executive officers fit within these criteria.  As noted on page 29, the Committee also estimates potential dilution so that the grants will not exceed the dilution guidelines established by the Committee.  Based on Snap-on’s financial performance and these factors, the Committee determines the amount of the awards.  Previous disclosures in the 2009 proxy statement focused on the evaluation of the individual performances of the company’s named executive officers.  The company believes that its disclosures are adequate; however, it will attempt to clarify them in future filings.

Please contact me by phone at (262) 656-4804 or by FAX at (262) 656-5221 if you need further clarification or have further questions.

Sincerely,

Martin M. Ellen

Principal Financial Officer

Chief Financial Officer

Senior Vice President – Finance

Snap-on Incorporated

cc Ms. Patricia Armelin

Staff Accountant

Division of Corporation Finance/Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010